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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 8

                                      TO
                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------
                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   422206102
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.

                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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This Amendment No. 8 amends and supplements the Schedule 14D-9 filed with the
Securities and Exchange Commission on January 31, 1997, (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.







ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:


        On April 14, 1997, Healthdyne issued a press release announcing





        A copy of the April 14, 1997 press release and letter is attached hereto as Exhibit 36.





ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


        Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit 36--    Press release issued by Healthdyne on April 14, 1997

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By: /s/ M. WAYNE BOYLSTON
                                            ------------------------------------
                                            Name: M. Wayne Boylston
                                            Title: Vice President -- Finance,
                                               Chief Financial Officer and
                                                   Treasurer


Dated: April 14, 1997

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                                                                      EXHIBIT 36


                                                               M. WAYNE BOYLSTON
                                                               APRIL 2, 1997
                                                               (770) 499-1212


           HEALTHDYNE TECHNOLOGIES TO CONSIDER     M. WAYNE BOYLSTON
           TIMETABLE FOR ANNUAL MEETING AND SEEKS      APRIL 14, 1997
           COURT RULING ON INVACARE PROPOSAL           (770) 499-1212

FOR IMMEDIATE RELEASE


Marietta, Georgia, April 14, 1997- - - Healthdyne Technologies, Inc. said its Board of Directors, at a regularly scheduled meeting this week, will consider the timetable for the 1997 annual meeting of Healthdyne Technologies shareholders. Healthdyne Technologies Chairman Parker H. Petit said, "I will ask the Board to schedule the meeting for late July. I believe it is important for shareholders to know the Company's results for the second quarter of 1997 before they vote on Invacare Corporation's offer. Second quarter results will be released by mid-July. This schedule should also give us time to seek a court ruling on the validity of one of Invacare's shareholder proposals."

"Invacare is seeking a court order to force Healthdyne Technologies to hold its annual meeting by June 30 for one simple reason - Invacare is afraid our second quarter results will further demonstrate that Healthdyne Technologies is worth much more on a stand-alone basis than Invacare is prepared to pay," Mr. Petit continued. "Our recently announced first quarter results, which showed a 30% growth rate, were outstanding, and we believe we will make further progress in the quarters ahead. Our new product introductions are on schedule, and the first of these products, our non-invasive ventilator, the Quantum(TM), is a tremendous success. We have every confidence that our strategic plan will result in higher values to shareholders in the near term than Invacare is willing to pay."



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"Invacare's statements to the press and its position in court are inconsistent," Mr. Petit continued. "If Invacare really believes the negative statements it is making to the press about our Company's first quarter financial results, Invacare should be pleased to have our second quarter results in hand prior to the annual meeting in order to assess the true value of the Company."

Healthdyne Technologies also said it will ask the court to rule on the validity of one of Invacare's proposals to be considered at the 1997 annual meeting. This proposal would amend the Company's by-laws to require that the Board of Directors remove the continuing directors provisions from the Company's shareholder rights plan.

Mr. Petit said, "We want the court to determine the validity of the by-law amendment proposed by Invacare so that our shareholders will fully understand the implications of what they will be asked to approve at the annual meeting. We believe that Georgia law empowers the Board, in its sole discretion, to set the terms of a shareholder rights plan subject only to the Board's fiduciary duties. The continuing directors provisions are intended to make sure that the Board of Directors proposed by Invacare is not in a position to accept their own bargain price offer. The current directors, in exercising their fiduciary duties, will endeavor to make sure that, if Healthdyne Technologies is to be acquired by Invacare or any other party, it will be at a price that reflects the intrinsic value of the Company - - not at the grossly inadequate price that Invacare has offered."

Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's


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products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants as risk of SIDS, and products for asthma management.

      This press release contains forward-looking statements that involve risks and uncertainties, including developments in the healthcare industry, development and introduction of new products on a timely basis, favorable resolution of intellectual property matters, third-party reimbursement policies and practices and regulatory requirements affecting the approval and sale of medical devices, as well as other risks detailed from time to time in the Company's reports filed with the Securities and Exchange Commission, including its Reports on Form 10-K, 8-K and 10-Q.


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                            PARTICIPANT INFORMATION

        In addition to Healthdyne Technologies, other participants in any proxy solicitation by Healthdyne Technologies in connection with its 1997 annual meeting may include the following directors and executive officers of Healthdyne Technologies: Parker H. Petit, Chairman of the Board; Craig B. Reynolds, President, Chief Executive Officer and Director; J. Terry Dewberry, Director; Alexander H. Lorch, Director; J. Leland Strange, Director; James J. Wellman, M.D., Director; J. Paul Yokubinas, Director; Robert M. Johnson, Senior Vice President-Business Development; John L. Miclot, Senior Vice President-Sales and Marketing; Robert E. Tucker, Senior Vice President-Operations; M. Wayne Boylston, Vice President-Finance, Chief Financial Officer and Treasurer; Leslie R. Jones, Vice President, General Counsel and Secretary; and Jeffrey A. North, Corporate Controller. The above-referenced individuals beneficially own an aggregate of 1,513,729 shares of Healthdyne Technologies' common stock (including shares underlying vested options). Healthdyne Technologies has retained Morrow & Co., Inc. to act as information agent and proxy solicitor in connection with the Invacare offer for customary fees. Although Cowen & Company ("Cowen"), which is acting as financial advisor to Healthdyne Technologies in connection with the Invacare offer, does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning them, the following employees of Cowen may assist Healthdyne Technologies in such a solicitation: Rob Valdez (Managing Director) and Ned Brown (Director). Cowen will receive customary financial advisor fees, reimbursement and indemnification from Healthdyne Technologies in connection with the Invacare offer. Cowen will not receive any additional fee for or in connection with

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assisting in any solicitation of proxies.  Cowen engages in a full range of investment banking, research, sales, trading, market-making, brokerage, asset management and correspondent clearing services for institutional and individual clients. In the ordinary course of its business, Cowen maintains customary arrangements and effects transactions in the securities of Healthdyne Technologies for the accounts of its customers. As a result of its engagement by Healthdyne Technologies, Cowen has restricted its proprietary trading in the securities of Healthdyne Technologies (although it may still execute trades for customers on an unsolicited agency basis).